T 604.682.3701 Suite 400, 455 Granville Street ir@coralgold.com F 604.682.3600 Vancouver, BC V6C 1T1 www.coralgold.com

February 11, 2008
Trading Symbols: TSX Venture – CLH
 OTC.BB – CLHRF
 Berlin and Frankfurt – GV8

CORAL GOLD RECEIVES FINAL 43-101 REPORT CONFIRMING 110% INCREASE IN ROBERTSON’S INFERRED GOLD RESOURCE

Coral Gold Resources Ltd. (“Coral” or the “Company”)) announces that it has received the final NI 43-101 compliant Mineral Resource Estimate for the Robertson Property, Lander County, Nevada report prepared by Beacon Hill Consultants Ltd. (“Beacon Hill”) of Vancouver, British Columbia. The new estimate, based on a gold price of US$600 per ounce, raises the Robertson property inferred resource to over 2.3 million ounces of gold—an increase of 110% over the previous NI 43-101 estimate from April 2006. A portion of the oxide resources are locally exposed at the surface and are potentially in an open pit mining configuration. Some of the new resources remain open to expansion on strike and at depth.  Robertson is located along the Cortez Gold trend of north-central Nevada near the town of Crescent Valley.

The zones included in the Beacon Hill estimate are located within the Robertson’s Core claims only. The Company’s other claim blocks, including Norma Sass, Lander Ranch, Ruf, Blue Nugget and the Excluded claims (joint ventured with Cortez Gold Mines), were not part of the estimate.

“Any way you look at it, the new resource estimate is a significant development for the Company,” said Coral President David Wolfin. “We have so much ground yet to explore, and it seems everywhere we drill we hit new mineralization. As you can imagine, we’re very happy about the progress made in 2007 and we are excited about the upcoming drill season.”

Beacon Hill reported the following updated resource estimate:

	Qty	Grade	Qty	Grade	Contained
Zone (Core Claims)	(Tons)	oz Au/ton	(Tonnes)	g Au/tonne	oz Au
Distal	10,355,041	0.0335	9,376,398	1.148	346,893
39A	25,010,247	0.0287	22,690,382	0.984	717,794
Triplet Gulch	5,904,713	0.0269	5,357,012	0.922	158,837
Outside	2,187,500	0.0208	1,984,595	0.713	45,500
Gold Pan Oxide	7,049,181	0.0262	6,395,323	0.898	184,689
Altenburg Hill Oxide	4,558,402	0.0208	4,135,580	0.713	94,815
Porphyry Oxide	19,121,927	0.0213	17,348,243	0.730	407,297
Gold Pan Sulphide	12,053,279	0.0208	10,935,258	0.713	250,708
Altenburg Hill Sulphide	584,016	0.0176	529,845	0.603	10,279
Porphyry Sulphide	4,480,533	0.0223	4,064,934	0.765	99,916
TOTALS	91,284.800	0.0250	82,817,600	0.870	2,316,728

For details on claim and gold zone locations, please see corresponding maps and diagrams at www.coralgold.com.

Resource estimate parameters:

•	Gold ounces were calculated on the basis of US$600/oz Au and 70% Au recovery.

•	The 0.015 ozAu/ton cut-off grade utilized to report the resource was derived from a mining cost of US$1.02/ton, process cost of US$5.00/ton and waste cost of US$1.14/ton.

•	The mineral resources in the table above were estimated using the CIM Standards on Mineral Resources and Reserves.

•	The database comprised a total of 1,160 drill holes, 533,453 feet (162,638 metres) of drilling and 101,757 gold assays.

•
The inferred resource covers 6 distinct and separate areas; Distal, 39A, Gold Pan, Porphyry, Altenburg Hill, Southern Area and then all remaining blocks outside these areas that warrant inclusion as an inferred resource. In addition, Gold Pan, Porphyry and Altenburg Hill were separated into oxide and sulphide zones for analysis and modeling.

•	An interpreted mineralized envelope was modeled into a solid in MineSight 3DTM, with six area mineralized zones and then separated into oxide and sulphide zones.

•	Block dimensions of 25 feet (7.6 m) North, 25 feet (7.6 m) East and 20 feet (6 m) vertically.

•	Grade interpolation - 20 foot (6 m) composites.

•	Composites greater than 0.075 ozAu/ton (2.33 gAu/tonne) limited in influence to 100 feet (30.5 m).

•
Tonnage estimates are based on 200 bulk historic density measurements carried out by previous operators. These were assigned to each block by zone. The resources are categorized as inferred since the amount and distribution of bulk tonnage factor data is sparse.

Coral commissioned Beacon Hill to not only update the Robertson resource estimate but to also outline a program for continued development of the Core claims in 2008 and beyond. Beacon Hill recommended a three-pronged development approach:

1)	Additional exploratory and definition drilling to increase the resource base and also the level of confidence in the resource to the indicated and/or measured categories.

2)	Complete a metallurgical program to enhance the metallurgical data.

3)
Commence a Preliminary Assessment Study on the mineralized zones within the Robertson Property to determine which of the zones have the greater potential for viability. The zones can then be prioritized for development.

Based on these recommendations, Coral is preparing for a major round of drilling on the Core claims, expected to begin later in 2008.

“Beacon Hill has outlined an ambitious, two-phase drilling program,” says Wolfin. “We have the funding in place, and we’re ready to go once all permits are secured.”

Beacon Hill has recommended the following drilling on the Core claims:

Phase I: 52 RC holes ranging in depth from 500 ft to 1,200 ft and totaling 37,600 ft., to focus on:

•	39A Zone: Ten holes totaling 8,400 ft drilled along the southeast and northeast margins of the zone to test for additional high-grade mineralization.

•	Distal Zone: Ten holes totaling 12,000 ft drilled in the Distal Zone, which remains open for discovery of high-grade mineralization in all directions.

•	Altenburg Hill/South Porphyry Area: Twenty holes totaling 10,000 ft as infill and offset drilling on the northeast flank of Altenburg Hill and in the gravel- covered area south of the Porphyry Zone.

•	Triplet Gulch: Twelve wide-spaced RC holes totaling 7,200 ft to test potential continuity and grade of inferred mineralization.

Phase II: should consist of 21 diamond core holes (HQ diameter) ranging from 300-ft- to-1,000-ft-deep and totaling 11,900 ft. The purpose of core drilling is to provide geological data on the controls of mineralization, acquire geotechnical data (RQD and specific gravity), confirm grade and continuity and provide material for metallurgical testing. Drilling has been recommended as follows:

•	39A Zone: Six “twin” core holes totaling 5,000 ft focused in areas of higher grade mineralization.

•	Distal Zone: Four pre-collared “twin” core holes totaling 2,400 ft drilled to confirm grade and geological controls.

•
Altenburg Hill/South Porphyry Area: Six (or more) “twin” core holes totaling 3,000 ft to provide ore-grade oxide mineralization for metallurgical studies and confirm the grade and continuity of mineralization.

•
Gold Pan Zone: Five shallow “twin” core holes totaling 1,500 ft drilled mainly to provide ore-grade oxide mineralization for metallurgical studies and to confirm grade, continuity and geological controls for mineralization.

“As the resource at Robertson continues to grow, the property will become more and more attractive to major mining companies in Nevada,” Wolfin says. “We have the huge Cortez Pipeline mine right next door, for example, and there are many other mines in the region that will want new mill feed as their deposits wind down. We have put ourselves in an excellent strategic position.”

Mr. Garth D. Kirkham, P.Geo., and Mr. Peter Stokes, P.Eng., of Beacon Hill Consultants (1988) Ltd. and Mr. Robert McCusker, Consultant Geologist and Project Manager, are responsible for preparing the report and are Qualified Persons in accordance with NI 43-101. Messrs Kirkham, Stokes and McCusker are independent of Coral as defined by NI 43-101.

The Company was incorporated in 1981 and is exploring claims on Nevada’s Battle Mountain-Cortez gold trend alongside the Cortez/Pipeline gold mine. Aggressive exploration, aimed at expanding this resource, continues.

This press release contains “forward-looking statements. Forward-looking statements express, as at the time of this press release, the Company’s plans, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release